TERYL RESOURCES CORP.



02055026

SUPPL

September 16th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for Sue Robertson of Teryl Resources Corp.
dated September 16th, 2002.

If you have any questions or require further information please contact me at your
convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice -- Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public, pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4

		DD	MM	YY
DATE OF LAST REPORT FILED		21	08	02
OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER		DD	MM	YY

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
ROBERTSON

GIVEN NAMES
SUSANNE

NO.	STREET	APT
11871	HORSESHOE WAY	1103

CITY
RICHMOND

PROV	POSTAL CODE
BRITISH COLUMBIA	V7A 5H5

BUSINESS TELEPHONE NUMBER
604 - 278 - 5996 EXT

BUSINESS FAX NUMBER
604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☒ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	680,000	26	08	02	10	10,000		$0.09	☐	690,000		
COMMON		27	08	02	10	3,000		$0.09	☐	693,000	I	
COMMON		28	08	02	10	10,000		$0.09	☐	703,000	I	
									☐			
									☐			
									☐			
OPTION	500,000								☐	500,000	I	
COMMON	4,571,783								☐	4,571,783	2	SMR INVESTMENTS

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
SUSANNE ROBERTSON

SIGNATURE

DATE OF THIS REPORT	DD	MM	YY
	16	09	02

OSC 55-102F6 Rev. 2002 / 2 / 8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE